EXHIBIT 99.1
02 March 2021

National Grid plc

Decision on Ofgem’s RIIO-2 Final Determination and Dividend update

National Grid today confirms that, following a detailed analysis of Ofgem’s RIIO-2 Final Determination, we are accepting the overall package for the Electricity System Operator, and broadly accepting most of the package for the Electricity and Gas Transmission businesses. Whilst we welcome the significant movement in total expenditure (“totex”) allowances and greater flexibility around future net zero investment for Electricity and Gas Transmission, we will be submitting a technical appeal to the Competition and Markets Authority (CMA) regarding Ofgem’s proposed cost of equity and outperformance wedge.

The Board has reviewed the Group’s dividend policy in light of this decision, and is announcing that from FY2021/22 onwards, the policy will aim to deliver annual dividend per share growth in line with UK CPIH inflation. The Board reaffirms the current dividend policy for FY2020/21, with growth at least in line with RPI.

RIIO-2 Final Determination

Having reviewed in detail Ofgem’s Final Determination for the RIIO-2 price control, published on 8 December 2020, we are pleased to see the increase in allowances from the Draft Determination. This package will allow the critical investment required to maintain the resilience and reliability of our networks. We are also pleased to see greater flexibility in the mechanisms that will enable further investment required to deliver the energy transition.

We expect to invest around £10bn of capex through the course of the 5 year price control, across our electricity and gas transmission networks. At nearly £2bn per annum on average, investment will be substantially higher than the RIIO-T1 price control.

However, whilst Ofgem has increased the overall returns in the Final Determination for the Transmission owners as well as addressing other issues with the Draft Determination, the Board has decided on a technical appeal to the CMA focused on the cost of equity and outperformance wedge.
We believe that the methodology Ofgem used to set the cost of equity ignores evidence for higher total market return and risk-free rate levels. We also maintain the view that the outperformance wedge, a downward adjustment to allowed returns in expectation of future outperformance, is conceptually and practically flawed. We were disappointed it remained in the Final Determination.

If the CMA accepts to hear our appeal, the six-month process will begin from April. Based on timelines for similar processes, provisional findings would be expected around July with Final Determinations in early October.

EXHIBIT 99.1
Credit Metrics

Given our broad acceptance of the RIIO-2 Final Determination, and combined with our increasing investment programme, we now expect our credit metrics to remain below the required threshold levels for the National Grid plc BBB+/Baa1 debt ratings on an ongoing basis.

We recognise the importance of our debt investors who help to finance our business and growth efficiently. If the rating agencies do take action to downgrade the ratings of the Group, we are confident we will retain broad access to debt markets, as we continue to fund our value accretive asset growth programme. National Grid remains committed to retaining an efficient balance sheet and a strong overall investment grade credit rating going forward.

Dividend Policy

The Board confirms that the dividend policy for the current year is unchanged.

After careful consideration, and reflecting the move from RPI to CPIH in our UK regulated businesses, the Board is announcing that, going forward from FY2021/22, it will aim to grow annual dividend per share in line with UK CPIH, thus maintaining the dividend per share in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.

The scrip dividend alternative will continue to be offered, and we do not expect to buy back the scrip shares whilst we continue to deliver strong asset growth.

Analyst call with Q&A:

John Pettigrew, CEO and Andy Agg, CFO will host an analyst call today at 09.00 GMT.

To view the slides and listen to the audio please https://streamstudio.world-television.com/CCUIv3/registration.aspx?ticket=786-1014-27445&target=en-default-&status=ondemand&browser=ns-0-1-0-0-0 (pre-registration required).

If you would like to ask a question please also join the conference call using the following phone numbers:

Participant access code:	744133
United Kingdom (Local)	020 3936 2999
United Kingdom (Toll Free)	0800 640 6441
United States (Local)	1 646 664 1960
United States (Toll Free)	1 800 249 2588
All other locations	+44 20 3936 2999

Inside Information
This announcement is being disclosed in accordance with the UK Market Abuse Regulation and has been determined to contain inside information in line with the definition therein.

EXHIBIT 99.1
CONTACTS

Investors and Analysts

Nick Ashworth	+44 (0) 7814 355 590
James Flanagan	+44 (0) 7970 778 952
Jonathan Clay	+44 (0) 7899 928 247
Media

Molly Neal	+44 (0) 7583 102 727
CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as the impact of COVID-19 on our operations, our employees, our counterparties, our funding and our regulatory and legal obligations, but also, more widely, changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO-2 price controls as well as uncertainty around economic recovery following the COVID-19 pandemic; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 227 to 230 of National Grid’s most recent Annual Report and Accounts as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2020 published on 12 November 2020. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.